Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-10	March 26, 2012

International Tower Hill Files Annual Report for Fiscal 2011

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces that, on March 23, 2012, the Company filed its Annual Information Form for the period ended December 31, 2011 with certain securities commissions in Canada and its Form 40F for the period ended December 31, 2011 with the US Securities and Exchange Commission.

Shareholders can obtain copies of these documents, as well as the Company’s complete audited financials for the period ended December 31, 2011 and related management discussion and analysis, on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and on ITH’s website at www.ithmines.com. ITH will also provide hard copies of these documents, free of charge, to shareholders who request a copy directly from the Company.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to seek to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Direct line: 604-343-4799
Toll-Free: 1-855-208-4642 Ext. 13

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.